

12010564

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44285 5 2 2 0 2

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/1/11_____ AND ENDING_____12/31/11_____

  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brittany Capital Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

666 Fifth Avenue – 26th Floor
_____
(No. and Street)

New York   NY   10103
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Mendez   (212) 265 - 6046
                                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
_____
(Name – if individual, state last, first, middle name)

135 West 50th Street   New York   NY   10020-1299
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

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FEB 29 2012

FOR OFFICIAL USE ONLY
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*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

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OATH OR AFFIRMATION

I   Raymond Mendez   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
   Brittany Capital Group, Inc.   , as
of December 31   , 2011, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

                                                                    _____
                                                                                   Signature

                                                                         Chief Financial Officer
                                                                                     Title

_____

Susan Hope
Notary Public State of NY
Rockland County #4743733
Comm.Expires 3-30-15

          Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.
- ☐ (p) Schedule of Segregation Requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Brittany Capital Group, Inc.
Statement of Financial Condition
December 31, 2011

Assets

Cash	$	40,074
Reimbursable receivable		23,578
Pension assets, net		7,900
Prepaid taxes		326
Other assets		2,975
Total assets	$	74,853

Liabilities and stockholders' equity

Liabilities

Deferred taxes	$	41,000

Stockholders' equity

Common stock, no par value; 200 shares authorized, 188 shares issued and 171 shares outstanding		103,350
Additional paid-in capital		1,900
Accumulated deficit		(123,179)
Accumulated other comprehensive income		71,757
		53,828
Less: Treasury stock, at cost, 17 shares		(19,975)
Total stockholders' equity		33,853
Total liabilities and stockholders' equity	$	74,853

The accompanying notes are an integral part of this financial statement.

1. General

Brittany Capital Group, Inc. (the "Company") is a registered broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority.

The Company works with alternative asset managers, assisting them in raising capital from institutional investors. In addition, the Company provides corporate finance advisory services.

2. Summary of Significant Accounting Policies

Revenue Recognition
Fees are recorded when earned and related expenses are recorded when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
Deferred taxes represent the tax effects of differences between the financial reporting and tax bases of the Company's assets and liabilities at the enacted tax rates in effect for the years in which the differences are expected to reverse. The Company evaluates the recoverability of deferred tax assets and establishes a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Income tax expense consists of the tax payable for the period and the change during the period in deferred tax assets and liabilities, net of any valuation allowance.

The Company has adopted the authoritative guidance under ASC No. 740 "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2011, the Company determined that it had no uncertain tax positions which affected its financial position, its results of operations or its cash flows. The Company will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to U.S. federal and state income tax examinations for years before 2008.

3. Cost Sharing Agreement

The Company has entered into a cost sharing agreement whereby facilities, equipment and office services are provided. The cost sharing agreement commenced May 1, 2005. The agreement is on a month-to-month basis for a monthly fee of $5,190 unless either party cancels.

4. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital to the greater of $5,000, or 1/15 of aggregate indebtedness as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2011, the Company had net capital, as defined, of $40,074, which exceeded its required minimum net capital of $5,000 by $35,074. The Company had no aggregate indebtedness at December 31, 2011.

Should the need arise, the stockholders intend to infuse sufficient working capital to ensure continued compliance with minimum net capital requirements and fund working capital as necessary.

5. Pension Plan

The Company sponsors a defined benefit pension plan which it adopted in 2006.

Contributions to the plan are funded solely by the Company, and are actuarially determined based on a retirement benefit formula which factors in defined average compensation and years of participation to meet the funding requirements of the Employee Retirement Income Security Act of 1974 (ERISA). During 2009, the Plan was frozen.

The Company made no contributions to the plan for the year ended December 31, 2011.

The following table sets forth the Plan's funded status and amounts recognized in the Company's financial statements as of and for the year ended:

Benefit obligation at December 31, 2011	$ 1,025,444
Fair value of plan assets at December 31, 2011	1,033,344
Overfunded status	$ (7,900)
Net periodic benefit cost	$ (18,234)
Benefit cost	$ 18,234
Employer contribution	$ -
Plan participants' contribution	$ -
Benefits paid	$ -
Accumulated benefit obligation	$ 1,025,444

The following assumptions were used in accounting for the Plan:

Weighted average assumptions as of December 31, 2011	
Discount rate:	
Pre-retirement	5.0%
Post-retirement	5.0%
Expected long term rate of return on plan assets	6.0%
Rate of compensation increase	0.0%

The percentage of the fair value of total plan assets held as of December 31, 2011 by asset category is as follows:

Cash and cash equivalents	9.0%
Debt securities	53.0%
Equity securities	38.0%
Total	100.0%

Amounts recognized in the statement of financial condition consist of:

Unrecognized pension asset	$ 112,757
Unrecognized pension liability	(104,857)
	$ 7,900

Amounts recognized in accumulated other comprehensive income at December 31 consist of:

Unrecognized gain on pension assets	$ 117,784
Deferred tax liability on unrecognized gain	(41,000)
Prior service cost	(5,027)
Accumulated other comprehensive income	$ 71,757

The Plan's assets are measured and reported at fair value. A fair value hierarchy is established that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1   The inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at measurement date.

Level 2   The inputs are other than quoted prices in active markets that are directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3   The inputs are unobservable and mostly reflect the entities own assumptions while utilizing the best information available and include situations where there is little, if any, market activity for the investment.

The fair value of the Plan's assets at December 31, 2011, by asset category are as follows:

Fair Value Measurements at December 31, 2011

	Quoted Prices in Active Markets for Identical Assets (Level 1)
Cash and cash equivalents	$ 88,709
Debt securities	547,392
Equity securities	397,243
	$ 1,033,344

The plan's investment policies center around preservation of principal and consistent returns. Generally, investments are expected to be in fixed-income obligations of investment grade corporate issuers. The 6.0% expected long-term rate of return on plan assets was determined consistent with the Plan's conservative investment policies.

There are no benefit payments expected to be made for the five years subsequent to the year ended December 31, 2011.

6.   Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

The Company transacts its business with clients located worldwide.

The Company received revenue from one client during the year ended December 31, 2011.

7.   Retirement Plans

The Company has established a profit sharing plan which covers all employees. Employees are immediately vested. No contributions were provided for the year ended December 31, 2011.

The Company sponsors a 401(k) plan covering all its eligible employees. Contributions are determined annually by the stockholders. There were no contributions to the plan for the year ended December 31, 2011.

8. **Taxes**

    The major source of temporary differences and its deferred income tax effect as of December 31, 2011, is as follows:

Deferred tax assets/(liabilities):	
Net operating loss carry-forward	$ 33,100
Unrealized gain on pension assets	(41,000)
Less: Valuation allowance	(33,100)
Net deferred tax liability	$ (41,000)

    As of December 31, 2011, the Company has available approximately $93,000 of unused operating loss carry-forwards expiring through 2031.

    At December 31, 2011, management of the Company believes that it is more likely than not that the Company will not generate a sufficient level of taxable income within the forseeable future to utilize the deferred tax assets. Accordingly, a valuation allowance has been recorded to cover the entire deferred tax asset balance at December 31, 2011. The valuation allowance has increased from 2010 by $19,400.

9. **Subsequent Events**

    The Company has evaluated events occurring between the year ended December 31, 2011 and February 24, 2012, the date the financial statement was available for issuance.

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The Company's Statement of Financial Condition as of December 31, 2011 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

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Independent Auditors' Report

To the Board of Directors
Brittany Capital Group, Inc.

We have audited the accompanying statement of financial condition of Brittany Capital Group, Inc. (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Brittany Capital Group, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

New York, NY
February 24, 2012

Brittany Capital Group, Inc.
666 Fifth Avenue, 26th Floor
New York, NY 10103
(212) 265-6046

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STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

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